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13011866

BP 3/7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 1 - 2013
Washington DC
400

ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC FILE NUMBER
8- 67498

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: POTAMUS TRADING, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 SEAPORT LN, FLOOR 5
(No. and Street)

BOSTON (City) MA (State) 02210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KRISTIN LINNELL - 617 855 8722
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

125 HIGH ST (Address) BOSTON (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SP 3/12

OATH OR AFFIRMATION

I, KRISTIN LINNELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of POTAMUS TRADING LLC, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

On this 22 day of Feb, 2013, before me, the undersigned notary public, personally appeared Kristin Linnell and proved to me through satisfactory evidence of identification, which were Personally Know, to be the person whose name is signed on the preceding or attached document, and acknowledged to me that he/she signed it voluntarily for its stated purpose.

ERIC J. PRITCHETT, Notary Public
My Commission Expires November 21, 2019

Notary Public

Signature

CFO / FINOP
Title

ERIC J. PRITCHETT NOTARY PUBLIC COMMONWEALTH OF MASSACHUSETTS MY COMMISSION EXPIRES NOV. 21, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

pwc

Independent Auditor's Report

To the Member of Potamus Trading, LLC

We have audited the accompanying statement of financial condition of Potamus Trading, LLC (the "Company") as of December 31, 2012.

Management's Responsibility for the Statement of Financial Condition
Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of balance sheet that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Potamus Trading, LLC at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 22, 2013

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

POTAMUS TRADING, LLC
Statement of Financial Condition
December 31, 2012

Assets	
Cash and cash equivalents	$ 226,328
Deposit with clearing broker	1,028,951
Fees receivable for securities services rendered	5,443
Furniture, office equipment and leasehold improvements, at cost less accumulated depreciation of $14,627	122,490
Prepaid and other assets	85,893
Total assets	1,469,105
Liabilities and Member's Equity	
Liabilities	
Accrued expenses and other liabilities	173,503
Liabilities subordinated to claims of general creditors	1,000,000
Total liabilites	1,173,503
Member's equity	295,602
Total liabilities and Member's equity	$ 1,469,105

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Description of the Business

Potamus Trading, LLC (the "Company") is a Delaware limited liability corporation ("LLC") organized in 2006 under the name Greenmoor Financial Group, LLC. The company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), the NASDAQ Stock Market ("Nasdaq"), and the Securities Investor Protection Corporation ("SIPC").

The business was reorganized under FINRA rule 1017 in 2012 to include changing the name, member operating agreement, ownership, managing principals, and business lines. The reorganization was approved by FINRA on August 13, 2012 (see note 8).

The Company's customers consist of other broker-dealers and institutional investors. The Company does not provide custodial services for customer assets. The Company's approved business activities include: exchange member engaged in exchange commission business other than floor activities, broker or dealer making inter-dealer markets in corporate securities over-the-counter, broker or dealer retailing corporate securities over-the-counter, broker or dealer selling corporate debt securities, mutual fund retailer, US government securities broker or dealer, put and call broker or dealer or option writer, non-exchange member arranging for transactions in listed securities by exchange member, and trading for its own account. FINRA has approved the Company to register as a market-maker with a US exchange. The Company clears its U.S. transactions through a third-party clearing broker on a fully disclosed basis.

During 2012 the Company provided electronic and algorithmic execution services in listed US equities to a single broker-dealer client.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company defines cash equivalents as short-term interest bearing investments with maturities at the time of purchase of three months or less, that are not held for sale in the ordinary course of business. The cash and cash equivalents balance at December 31, 2012 was $226,328.

Furniture, Office Equipment and Leasehold Improvements
Furniture, office equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method based upon estimated useful lives as follows: furniture and office equipment, three to five years, and leasehold improvements, the shorter of their useful lives or the remainder of the lease term. Maintenance and repairs are charged to expense when incurred.

Commissions
All securities transactions, including revenues, are recorded on a trade date basis. Commissions are earned for acting as an agent.

Exchange and ATS Rebates
Exchange and ATS rebates are recorded when earned.

Income Taxes
No provision for federal, state and local income taxes has been made in the accompanying financial statements, as individual members of Potamus Management, LLC are responsible for their proportionate share of the Company's taxable income.

The Company complies with authoritative guidance on accounting for and disclosure of uncertainty in tax positions, which requires the Managing Member to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. The Managing Member has determined that there are no reserves for uncertain tax positions necessary for the period ended December 31, 2012. The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state and local jurisdictions, where applicable. As of December 31, 2012, the tax year that remains subject to examination by the major tax jurisdictions under the statute of limitations is the year ended December 31, 2012.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Regulatory Requirements

The Company is subject to SEC, FINRA, Nasdaq, and SIPC rules. In particular, the Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital.

The Company has elected to use the standard method, defined by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined by the SEC and FINRA. At December 31, 2012, the Company had net capital of $1,087,111, which was $987,111 in excess of the minimum required amount of $100,000.

The Company operates as an introducing broker by clearing all transactions with and for customers through its U.S. clearing brokers and claims exemption from SEC Rule 15c3-3 under section (k)(2)(ii).

4. Prepaid and Other Assets and Accrued Expenses and Other Liabilities

The Company's prepaid and other assets as of December 31, 2012 are primarily comprised of prepaid operating expenses including $51,333 of invoices paid in 2012 for services that will be rendered in 2013, and a CD in the amount of $34,452 at Boston Private Bank and Trust which secures a letter of credit for the benefit of East Office Operating Limited Partnership care of Pembroke Real Estate.

The Company's accrued expenses and other liabilities are comprised of the Subordinated Loan and accrued interest (see note 7), accrued clearing and exchange and other trading fees, and accrued audit and tax fees. The total for these items as of December 31, 2012 was $1,163,383.

5. Employee Benefit Plans

401(k) Plan
The Company offers a 401(k) plan ("the Plan") sponsored by Alerus Retirement Solutions. All employees are eligible to participate up to the IRS limits for such contributions. Contributions are implemented through payroll deductions that are determined by individual participants and approved by the CFO.

6. Off Balance Sheet Risk

In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. The Company introduces all of its customer domestic transactions, which are not reflected in these financial statements, to a clearing broker, who clears such transactions on a "fully disclosed" basis. Pursuant to the terms of the agreement with the clearing broker, the clearing broker may charge the Company for counterparty nonperformance. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2012, the Company has recorded no liabilities with regard to the right, as it does not currently expect the final outcome of any such matter to have a material adverse effect on its financial position.

7. Related Party Transactions

a) **Subordinated Debt**– On August 27, 2012, FINRA approved and the Company received a Subordinated Loan from Potamus Management, LLC in the amount of $1,000,000. The loan matures on August 27, 2015 and carries interest of 7% per annum.

b) **Members** – Potamus Management, LLC wholly owns Potamus Trading, LLC. As of December 31, 2012, the Members of Potamus Management, LLC include: PhaseCapital Potamus Holdings LLC (64%) and Lightspeed Financial, LLC (36%).

c) **Lightspeed Trading, LLC** – Lightspeed Trading, LLC is controlled by Lightspeed Financial, LLC and is a customer of Potamus Trading, LLC. Lightspeed Trading, LLC was the only customer of the Company during 2012. The total revenue earned on commissions from Lightspeed Trading was $11,366 in 2012 and the total amount receivable from Lightspeed Trading as of December 31, 2012 was $5,443.

8. Member Capital

Potamus Management LLC, is the sole Member of Potamus Trading, LLC. Therefore member interest in Potamus Trading LLC is reflected by the member interest composition of Potamus Management LLC. Potamus Management LLC became the sole member of Potamus Trading, LLC upon FINRA 1017 approval of the change of ownership on August 13, 2012. Initial funding effecting the 1017 application consisted of $1,300,000 as of May 1, 2012 provided equally by PhaseCapital Potamus Holdings LLC ("PCPH") and Lightspeed Financial LLC ("LS"). $400,000 of this initial amount consisted of cash on the balance sheet of Greenmoor Financial Group LLC at the time of this transaction (see note 1). Resulting member interests as of the 1017 application were 50% PCPH and 50% LS even as the actual change in ownership pended the 1017 approval.

On August 1, 2012 both parties contributed an additional $85,000. Resulting member interests remained 50% PCPH and 50% LS. On October 1, 2012 both parties contributed an additional $100,000. Resulting member interests remained 50% PCPH and 50% LS. On November 1, 2012 PCPH contributed an additional $650,000. Resulting member interests changed to approximately 64% PCPH and 36% LS. The December 31, 2012 member interests were approximately 64% PCPH and 36% LS.

9. Business Risks

Going Concern

As of December 31, 2012 the Company has $226,328 of cash and cash equivalents available to support operating expenses. The projected 2013 total operating expense of the Company is $3,457,990.

Meeting the Company's projected goals will require specific performance in customer acquisition, trading system performance, and cost management, and there is no assurance this performance will occur. Any material development that keeps the company from meeting these commercial objectives could materially impair the company's ability to continue to operate without significant additional Member capital contributions.

Mr. Stu Porter is the largest direct owner of PhaseCapital Research LLC ("PCR"), which wholly owns PhaseCapital Potamus Holdings LLC ("PCPH"), which is the majority interest holder of Potamus Management LLC ("PM"), which is the sole owner of Potamus Trading LLC ("Potamus"). Mr. Porter's involvement in Potamus is recorded on the FINRA CRD system, where Potamus discloses that it is under the common control of Mr. Porter, the other entities listed here, and various other entities under Mr. Porter's control. Mr. Porter has reiterated his financial support of the Company and its plan of operations, committing to provide financing for on-going operating expenses, as they may arise, and as requested by the Company through the proper capital call mechanisms in place. This financial commitment carries through March 31, 2014 or until the Company no longer needs financing for operations, whichever comes first.

Market Risk

As a broker-dealer, the Company's business lines rely heavily on trading volumes in the US equity markets. Since 2009, when the market peaked at just over 10 billion shares traded daily, the trend in daily trading volume has been negative and stood at less than 6 billion shares traded per day in the summer of 2012. While the Company believes it is well positioned for success in the current volume environment, further material decreases in equity trading volumes from the current level could adversely impact the Company's business plan.

Counterparty Risk

The Company is exposed to a variety of counterparty risks, including exposure to its clearing firm's financial health and ability to continue to provide services. The company is also exposed to the ability of its customers to continue to operate and meet financial obligations arising from the Company's provision of securities services. While the Company does periodic and on-going due diligence on all of its key counterparties, any unforeseen material adverse development among the counterparties could adversely impact the Company's business plan.

Securities Services Performance Risk

The Company's core securities services, upon which 100% of revenue relies, are of a highly specialized nature. If the Company's services are materially worse in quality or cost with respect to its industry peers it could suffer slower than expected customer acquisition.

Trading System Risk
The Company's core securities services are offered via a highly proprietary electronic trading platform. Operational errors in the design of logic or the deployment of computer codes and hardware that make up the system could potentially lead to catastrophic losses, including losses that exceed the Company's capital.

Regulatory Risk
The Company's securities services are in a category of services that is under constant review by the SEC, FINRA, and Congress. Adverse developments compelled by these decision-making, which materially impacts the Company's ability to continue offering its services could adversely impact the Company's business plan.

Large Customer Risk
The Company's business currently consists of a single customer. The Company's revenue plan for 2013 is highly dependent on specific performance of this customer.

10. Subsequent Events

The Company has evaluated subsequent events occurring after the balance sheet date December 31, 2012, through February 22, 2013. Based on this evaluation, the Company has determined that there have been no material subsequent events that have occurred that would require disclosure or recognition in the financial statements beyond the following:

On January 1, 2013 PCPH contributed an additional $2,000,000 to Potamus Management, LLC which was further contributed to Potamus Trading, LLC. As a result, member interests of Potamus Management, LLC changed to approximately 81% PCPH and 19% LS. This contribution increased cash and cash equivalents available for the operating expenses of Potamus Trading, LLC in 2013 by $2,000,000 as of January 1, 2013 (see Note 9, "Going Concern").

The Company entered into Master Execution Agreements with two new customers in January. On-boarding is currently underway and trading for the new customers is expected in 1Q 2013 (see Note 9, "Large Customer Risk").

11. Commitments and Guarantees

Lease

The Company occupies office space under a noncancelable operating lease that expires in 2017. The lease agreement contains operating expense escalation clauses. Rent expense is recognized on a straight-line basis over the applicable lease term. For the year ended December 31, 2012, rent expense was $38,619, and is included in rent and facilities in the statement of operations. Future minimum commitments under this lease is as follows:

2013	$ 68,904
2014	70,583
2015	73,715
2016	75,168
2017	34,870

A guarantee is a contract that contingently requires the Company to pay a third party based on changes in an underlying asset, liability or capital security of the guaranteed party. In the normal course of business, the Company enters into contracts that contain a variety of representations and

warranties, and which provide general indemnifications. The Company's maximum exposure in connection with these contracts is unknown, as this would involve future claims that may be made against the Company that have not occurred. However, based on its experience, the Company expects the risk of loss to be remote.

POTAMUS TRADING, LLC

Statement of Financial Condition
December 31, 2012